GREY

                             GREY ADVERTISING INC.

                             1997 FINANCIAL REPORT

                             GREY ADVERTISING INC.
                                777 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                  212-546-2000

                           WHO WE ARE AND WHAT WE DO

     Grey Advertising Inc. and its subsidiaries (collectively with Grey, the "Company") have been engaged in the planning, creation, supervision and placing of advertising since the Company's formation in 1917. Grey was incorporated in New York in 1925 and changed its state of incorporation to Delaware in 1974.

     The Company's principal business activity consists of providing a full range of advertising and related services to its clients. Typically, this involves developing an advertising and/or marketing plan after study of a client's business, the distribution or utilization of the client's products or services and the use of various media (e.g., television, radio, newspapers, magazines, direct mail, outdoor billboards and the Internet) by which desired market performance can best be achieved. The Company then creates advertising, prepares media recommendations and places advertising in the media. The Company's business also involves it in allied areas such as marketing consultation, audio-visual production, co-marketing programs, direct marketing, interactive consulting and production, media research, planning and buying, package and other design, product publicity, public affairs, public relations, research and sales promotion.

     The Company does business in only one industry segment, and no separate class of similar services contributed 10% or more of the Company's gross income or net income during 1997, 1996 or 1995. While the Company operates on a worldwide basis, for the purposes of presenting certain financial information in accordance with Securities and Exchange Commission rules, the Company's operations are deemed to be conducted in three geographic areas. Related information appears in Note M to the Consolidated Financial Statements.

                                BID PRICES* AND
                           DIVIDEND HISTORY 1996-1997

                                                              DOLLARS PER SHARE
                                                              -----------------      DIVIDENDS
                                                              HIGH         LOW       PER SHARE
                                                              -----        ----      ---------
1996
  First Quarter.............................................   223         190         .9375
  Second Quarter............................................   233         219         .9375
  Third Quarter.............................................   240         204         .9375
  Fourth Quarter............................................   251         230        1.00
1997
  First Quarter.............................................   278         253        1.00
  Second Quarter............................................   322         250        1.00
  Third Quarter.............................................   341         292        1.00
  Fourth Quarter............................................   360         328        1.00

---------------
* Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Note: Stockholders of Record -- Common Stock 556 (6/1/98);
      Limited Duration Class B Common Stock 285 (6/1/98).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Income from commissions and fees ("gross income") increased 12.2% in 1997 and 11.2% in 1996 as compared to the respective prior years. Absent exchange rate fluctuations, gross income increased 16.9% in 1997 and 11.6% in 1996. In 1997, 1996 and 1995, respectively, 44.5%, 44.2% and 44.1% of consolidated gross income was attributable to domestic operations and 55.5%, 55.8% and 55.9%, respectively, to international operations. In 1997, gross income from domestic operations increased 12.9% versus 1996 and was up 11.4% in 1996 versus 1995. Gross income from international operations increased 11.6% (20.0% absent exchange rate fluctuations) in 1997 when compared to 1996 and 11.1% (11.8% absent exchange rate fluctuations) in 1996 when compared to 1995. The increases in gross income in both years primarily resulted from expanded activities from existing clients, and the continued growth of the Company's general agency and specialized communications operations.

     Salaries and employee-related expenses increased 11.6% in 1997 and 9.8% in 1996 as compared to the respective prior years. Office and general expenses increased 13.6% in 1997 and 12.9% in 1996 versus respective prior years. The increases in expenses are generally in line with the increases in gross income in such years.

     Inflation did not have a material effect on revenue or expenses in 1997, 1996 or 1995.

     Other income decreased in 1997 by $2,789,000 and increased in 1996 by $3,073,000 as compared to the comparable prior periods. Both the 1997 decrease and the 1996 increase result primarily from a 1996 non-recurring, non-operating pre-tax income amount of approximately $4,000,000 primarily related to gains on the sale of the Company's equity position in a nonconsolidated subsidiary and the liquidation of a non-marketable investment security.

     The effective tax rate remained relatively constant at 48.7% in 1997 as compared to 48.1% in 1996. The tax rate in 1995 was 49.6%. The decrease in the effective tax rate in 1996 as compared to 1995 is due, in large part, to a lower effective foreign tax rate in 1996.

     Minority interest increased $80,000 in 1997 and $390,000 in 1996 as compared to the respective prior years. The changes in 1997 and in 1996 were primarily due to changes in the level of profits of majority-owned companies.

     Equity in earnings of nonconsolidated companies increased $438,000 in 1997 and decreased $1,166,000 in 1996 as compared to the respective prior years. These changes are due primarily to changes in the level of profits attributable to the nonconsolidated companies.

     The Company reported net income of $30,451,000 for 1997 as compared to $28,602,000 in 1996 and $23,438,000 in 1995. Diluted earnings per common share was $21.89 in 1997 as compared to $20.45 in 1996 and $16.32 in 1995. Absent non-recurring, non-operating pre-tax income recognized in 1996, net income for 1997 and 1996 was up 15.0% and 13.0%, respectively, and diluted earnings per common share was up 15.5% and 16.1% versus the respective prior periods.

     For purposes of computing basic earnings per common share, the Company's net income was adjusted by (i) dividends paid on the Company's preferred stock and (ii) by the change in redemption value of the Company's preferred stock. For the purposes of computing diluted earnings per common share, net income was also adjusted by the interest savings, net of tax, on the assumed conversion of the Company's 8.5% convertible subordinated debentures.

     The Company's results may be affected by currency exchange rate fluctuations given the Company's extensive non-United States operations. Generally, the foreign currency exchange risk is limited to net income because the Company's revenues and expenses, by country, are almost exclusively denominated in the local currency of each respective country with both revenue and expense items matched. Occasionally, the Company enters into foreign currency contracts for known cash flows related to repatriation of earnings from its international subsidiaries. The term of each such foreign currency contract entered into in 1997 was for less than three months. At December 31, 1997, there were no foreign currency contract transactions open. In addition, the Company had no derivative contracts outstanding at December 31, 1997 and did not enter into any derivative contracts during 1997.

     Some of the Company's older computer programs were written using a two digit year. As a result, those computer programs may be unable to process time-sensitive information beyond the year 2000. This situation, which is not uncommon, is frequently referred to as the Year 2000 Issue and can cause a temporary disruption of the ordinary course of business. The Company has completed an assessment of its computer programs and those of its third party software vendors and has undertaken what it believes to be the appropriate steps to modify or replace software as necessary. The Company anticipates having a significant portion of the modifications to existing software and conversions to new software be completed by December 31, 1998 and that the Year 2000 Issue should not pose significant operational problems for its computer network. The estimated cost of the project has been determined and is not expected to have a material adverse effect on the Company. The project is being funded through operating cash and is being expensed as incurred. The cost and time of completion are based on management's best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. There can, however, be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, the timely receipt and installation of upgrades from third party software vendors, compliance of third party vendors with whom the Company interacts and similar circumstances.

LIQUIDITY AND CAPITAL RESOURCES

     The Company continues to be highly liquid by maintaining significant levels of cash, cash equivalents and investments in highly liquid marketable securities, a majority of which are United States government securities and corporate bonds. Cash and cash equivalents were $150,553,000 and $112,485,000 at December 31, 1997 and 1996, respectively, and the Company's investment in marketable securities was $72,741,000 and $96,107,000 at December 31, 1997 and 1996, respectively. The continued high level of liquidity reflects the Company's ongoing focus on its cash management process. Working capital increased by $46,683,000 from $3,843,000 at December 31, 1996 to $50,526,000 at December 31,
1997. The increase in working capital is largely attributable to the investment, in cash equivalents, of the net proceeds from the refinancing of a term loan.

     Domestically, the Company maintains committed bank lines of credit totaling $51,000,000. These lines of credit were partially utilized during both 1997 and 1996 to secure obligations of selected foreign subsidiaries in the amounts of $3,000,000 and $26,000,000 at December 31, 1997 and 1996, respectively.

     Other lines of credit are available to the Company in foreign countries in connection with short-term borrowings and bank overdrafts used in the normal course of business. Amounts outstanding under such facilities at December 31, 1997 and 1996 were $19,455,000 and $60,004,000, respectively. The decrease in the borrowings is largely attributable to the Company's paydown of short-term borrowings in Europe.

     Historically, funds from operations and short-term bank borrowings have been sufficient to meet the Company's dividend, capital expenditure and working capital needs. The Company expects that such sources will be sufficient to meet its short-term cash requirements in the future. While the Company has not utilized long-term borrowing to fund its operating needs, in 1997 it refinanced its borrowings with the Prudential Insurance Company of America. Pursuant to the refinancing, the Company repaid the 7.68% $30,000,000 loan it had taken down in early 1993 and, in turn, borrowed $75,000,000 in December 1997. The new loan bears an interest at the rate of 6.94% and is repayable in three equal annual installments, commencing in December 2003. The Company does not anticipate any material increased requirement for capital or other expenditures which will adversely affect its liquidity.

     The Company's business generally has been seasonal with greater gross income earned in the second and fourth quarters, particularly the fourth quarter. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on the Company's year-end balance sheet than at the end of any of the preceding three quarters.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                                                        DECEMBER 31
                                                              --------------------------------
                                                                   1997              1996
                                                              --------------    --------------
                                            ASSETS
Current assets:
  Cash and cash equivalents.................................  $  150,553,000    $  112,485,000
  Marketable securities (Notes A and E).....................      15,401,000        28,688,000
  Accounts receivable.......................................     647,524,000       590,002,000
  Expenditures billable to clients..........................      54,687,000        52,285,000
  Other current assets (Note K).............................      56,225,000        52,982,000
                                                              --------------    --------------
    Total current assets....................................     924,390,000       836,442,000
Investments in and advances to nonconsolidated affiliated
  companies (Notes A and B).................................      18,386,000        17,723,000
Fixed assets -- net (Note D)................................      88,006,000        78,223,000
Marketable securities (Notes A and E).......................      57,340,000        67,419,000
Intangibles and other assets -- including loans to executive officers of $5,572,000 in 1997 and $5,822,000 in 1996
  (Notes A, F, G, K and L(2))...............................     111,865,000        89,587,000
                                                              --------------    --------------
         Total assets.......................................  $1,199,987,000    $1,089,394,000
                                                              ==============    ==============
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  709,959,000    $  619,003,000
  Notes payable to banks (Note F)...........................      22,455,000        86,004,000
  Accrued expenses and other................................     122,269,000       107,368,000
  Income taxes payable......................................      19,181,000        20,224,000
                                                              --------------    --------------
    Total current liabilities...............................     873,864,000       832,599,000
Other liabilities -- including deferred compensation of
  $36,481,000 in 1997 and $28,738,000 in 1996 (Note L(1))...      61,723,000        55,217,000
Long-term debt (Note F).....................................      78,025,000        33,025,000
Minority interest...........................................      13,309,000        10,533,000
Redeemable preferred stock -- at redemption value; par value
  $1 per share; authorized 500,000 shares; issued and
  outstanding 32,000 shares in 1997 and 1996 (Note G).......      10,760,000        10,098,000
Common stockholders' equity:
  Common Stock -- par value $1 per share; authorized
    10,000,000 shares; issued 1,124,324 in 1997 and
    1,110,918 shares in 1996................................       1,124,000         1,111,000
  Limited Duration Class B Common Stock -- par value $1 per
    share; authorized 2,000,000 shares; issued 307,460 in
    1997 and 320,866 shares in 1996.........................         308,000           321,000
  Paid-in additional capital................................      44,349,000        42,814,000
  Retained earnings.........................................     169,214,000       144,789,000
  Cumulative translation adjustment.........................      (9,422,000)        2,579,000
  Unrealized gain (loss) on marketable securities (Notes A
    and E)..................................................         189,000          (870,000)
  Loans to officer used to purchase Common Stock and Limited
    Duration Class B Common Stock (Note L(2))...............      (4,726,000)       (4,726,000)
                                                              --------------    --------------
                                                                 201,036,000       186,018,000
  Less -- cost of 222,098 and 222,810 shares of Common Stock and 26,762 and 26,759 shares of Limited Duration Class B
    Common Stock held in treasury at December 31, 1997 and
    1996, respectively......................................      38,730,000        38,096,000
                                                              --------------    --------------
Total common stockholders equity............................     162,306,000       147,922,000
Retirement plans, leases and contingencies (Note L).........
                                                              --------------    --------------
         Total liabilities and stockholders' equity.........  $1,199,987,000    $1,089,394,000
                                                              ==============    ==============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              YEAR ENDED DECEMBER 31
                                                   --------------------------------------------
                                                       1997            1996            1995
                                                   ------------    ------------    ------------
Commissions and fees.............................  $858,752,000    $765,498,000    $688,219,000
Expenses:
  Salaries and employee related expenses (Note
     L(1)).......................................   529,863,000     474,686,000     432,311,000
  Office and general expenses (Note L(3))........   263,969,000     232,279,000     205,668,000
                                                   ------------    ------------    ------------
                                                    793,832,000     706,965,000     637,979,000
                                                   ------------    ------------    ------------
                                                     64,920,000      58,533,000      50,240,000
Other income -- net (Note C).....................     4,371,000       7,160,000       4,087,000
                                                   ------------    ------------    ------------
Income of consolidated companies before taxes on
  income.........................................    69,291,000      65,693,000      54,327,000
Provision for taxes on income (Note K)...........    33,719,000      31,612,000      26,966,000
                                                   ------------    ------------    ------------
Income of consolidated companies.................    35,572,000      34,081,000      27,361,000
Minority interest applicable to consolidated
  companies......................................    (6,743,000)     (6,663,000)     (6,273,000)
Equity in earnings of nonconsolidated affiliated
  companies......................................     1,622,000       1,184,000       2,350,000
                                                   ------------    ------------    ------------
Net income.......................................  $ 30,451,000    $ 28,602,000    $ 23,438,000
                                                   ============    ============    ============
Earnings per Common Share (Note J):
  Basic..........................................        $25.03          $22.98          $18.19
  Diluted........................................        $21.89          $20.45          $16.32

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                  COMMON STOCK
                                                  PAID-IN                       HELD IN TREASURY         OTHER
                                     COMMON     ADDITIONAL      RETAINED     ----------------------      EQUITY
                                     STOCK        CAPITAL       EARNINGS     SHARES       AMOUNT        ACCOUNTS        TOTAL
                                   ----------   -----------   ------------   -------   ------------   ------------   ------------
Balance at December 31, 1994.....  $1,432,000   $31,895,000   $105,123,000   188,133   $(22,799,000)  $ (6,946,000)  $108,705,000
 Net Income......................                               23,438,000                                             23,438,000
 Cash dividends -- Common Shares
   $3.5625 per share.............                               (4,333,000)                                            (4,333,000)
 Cash dividends -- Redeemable
   Preferred Stock -- $7.125 per
   share.........................                                 (228,000)                                              (228,000)
 Common Shares acquired -- at
   cost..........................                                             77,001    (14,434,000)                  (14,434,000)
 Dividends Payable in Company
   Stock pursuant to Senior
   Management Incentive Plan
   (Note L)......................                   185,000       (185,000)
 Increase in redemption value of
   Redeemable Preferred Stock
   (Note G)......................                               (1,470,000)                                            (1,470,000)
 Restricted stock activity (Note
   I)............................                   133,000                                                               133,000
 Tax benefit from restricted
   stock (Note K)................                   164,000                                                               164,000
 Common Shares issued upon
   exercise of stock options.....                  (287,000)                 (25,535)     2,733,000                     2,446,000
 Tax benefit from exercise of
   stock options (Note K)........                   959,000                                                               959,000
 Senior Management Incentive Plan
   activity (Note L).............                 4,849,000                                                             4,849,000
 Translation adjustment..........                                                                        5,392,000      5,392,000
 Unrealized gain on marketable
   securities (Notes A and E)....                                                                        2,042,000      2,042,000
                                   ----------   -----------   ------------   -------   ------------   ------------   ------------
Balance at December 31, 1995.....   1,432,000    37,898,000    122,345,000   239,599    (34,500,000)       488,000    127,663,000
 Net income......................                               28,602,000                                             28,602,000
 Cash dividends -- Common
   Shares -- $3.8125 per share...                               (4,527,000)                                            (4,527,000)
 Cash dividends -- Redeemable
   Preferred Stock -- $7.625 per
   share.........................                                 (244,000)                                              (244,000)
 Common Shares acquired -- at
   cost..........................                                             20,818     (4,733,000)                   (4,733,000)
 Dividends Payable in Company
   Stock pursuant to Senior
   Management Incentive Plan
   (Note L)......................                   275,000       (275,000)
 Increase in redemption value of
   Redeemable Preferred Stock
   (Note G)......................                               (1,112,000)                                            (1,112,000)
 Restricted stock activity (Note
   I)............................                    43,000                     (250)        14,000                        57,000
 Tax benefit from restricted
   stock (Note K)................                     3,000                                                                 3,000
 Common Shares issued upon
   exercise of stock options.....                   250,000                  (10,598)     1,123,000                     1,373,000
 Tax benefit from exercise of
   stock options (Note K)........                   483,000                                                               483,000
 Senior Management Incentive Plan
   activity (Note L).............                 3,862,000                                                             3,862,000
 Translation adjustment..........                                                                       (2,085,000)    (2,085,000)
 Unrealized loss on marketable
   securities (Notes A and E)....                                                                       (1,420,000)    (1,420,000)
                                   ----------   -----------   ------------   -------   ------------   ------------   ------------
Balance at December 31, 1996.....   1,432,000    42,814,000    144,789,000   249,569    (38,096,000)    (3,017,000)   147,922,000
 Net income......................                               30,451,000                                             30,451,000
 Cash dividends -- Common
   Shares -- $4.00 per share.....                               (4,738,000)                                            (4,738,000)
 Cash dividends -- Redeemable
   Preferred Stock $8.00 per
   share.........................                                 (256,000)                                              (256,000)
 Common Shares acquired -- at
   cost..........................                                              3,007       (962,000)                     (962,000)
 Dividends Payable in Cash
   pursuant to Senior Management
   Incentive Plan (Note L).......                                 (370,000)                                              (370,000)
 Increase in redemption value of
   Redeemable Preferred Stock
   (Note G)......................                                 (662,000)                                              (662,000)
   Restricted stock activity
     (Note I)....................                  (143,000)                  (3,000)       309,000                       166,000
 Tax benefit from restricted
   stock (Note K)................                     8,000                                                                 8,000
 Common Shares issued upon
   exercise of stock options.....                    52,000                     (716)        19,000                        71,000
 Senior Management Incentive Plan
   activity (Note L).............                 1,618,000                                                             1,618,000
 Translation adjustment..........                                                                      (12,001,000)   (12,001,000)
 Unrealized gain on marketable
   securities (Notes A and E)....                                                                        1,059,000      1,059,000
                                   ----------   -----------   ------------   -------   ------------   ------------   ------------
Balance at December 31, 1997.....  $1,432,000   $44,349,000   $169,214,000   248,860   $(38,730,000)  $(13,959,000)  $162,306,000
                                   ==========   ===========   ============   =======   ============   ============   ============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31
                                                            --------------------------------------------
                                                                1997            1996            1995
                                                            ------------    ------------    ------------
OPERATING ACTIVITIES
Net income................................................  $ 30,451,000    $ 28,602,000    $ 23,438,000
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization of fixed assets...........    25,866,000      22,880,000      17,388,000
  Amortization of intangibles.............................     6,160,000       4,976,000       4,146,000
  Deferred compensation...................................    14,002,000      16,217,000      15,162,000
  Equity in earnings of nonconsolidated affiliated
     companies, net of dividends received of $658,000,
     $441,000 and $483,000................................      (964,000)       (743,000)     (1,867,000)
  Gains from the sale of marketable securities............      (599,000)       (378,000)
  Gains from the sale of a nonconsolidated affiliated
     company and a non-marketable investment security.....                    (4,533,000)
  Minority interest applicable to consolidated
     companies............................................     6,743,000       6,663,000       6,273,000
  Amortization of restricted stock expense................       140,000          33,000         133,000
  Deferred income taxes...................................    (7,366,000)     (7,085,000)     (2,999,000)
Changes in operating assets and liabilities:
  Increase in accounts receivable.........................   (89,556,000)   (103,252,000)    (79,612,000)
  Increase in expenditures billable to clients............    (6,103,000)     (7,229,000)    (14,109,000)
  (Increase) decrease in other current assets.............    (5,314,000)     (4,782,000)      4,351,000
  (Increase) decrease in other assets.....................      (652,000)     (2,741,000)      3,680,000
  Increase in accounts payable............................   121,303,000      78,157,000      61,846,000
  Increase in accrued expenses and other..................    14,473,000       8,611,000       3,180,000
  Increase in income taxes payable........................       480,000       2,419,000       2,431,000
  Increase (decrease) in other liabilities................     1,380,000      (2,592,000)     (2,509,000)
                                                            ------------    ------------    ------------
Net cash provided by operating activities.................   110,444,000      35,223,000      40,932,000

INVESTING ACTIVITIES
Purchases of fixed assets.................................   (39,718,000)    (27,896,000)    (29,136,000)
Trust fund deposits.......................................    (2,974,000)     (2,833,000)     (2,426,000)
Increase in investments in and advances to
  non-consolidated affiliated companies...................    (1,142,000)       (320,000)     (1,686,000)
Purchases of marketable securities........................   (25,038,000)   (129,491,000)    (68,500,000)
Proceeds from the sales of marketable securities..........    49,613,000     101,012,000      26,957,000
Proceeds from the sale of a nonconsolidated affiliated
  company and a non-marketable investment security........                     8,568,000
Increase in intangibles, primarily goodwill...............   (19,912,000)    (13,103,000)     (6,183,000)
                                                            ------------    ------------    ------------
Net cash used in investing activities.....................   (39,171,000)    (64,063,000)    (80,974,000)

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                                                                       YEAR ENDED DECEMBER 31
                                                            --------------------------------------------
                                                                1997            1996            1995
                                                            ------------    ------------    ------------
FINANCING ACTIVITIES
Net (repayments of) proceeds from short-term borrowings...   (60,895,000)     18,180,000       4,834,000
Proceeds from term loan...................................    75,000,000
Repayment of term loan....................................   (30,000,000)
Common Shares acquired for treasury.......................      (962,000)     (4,733,000)    (14,434,000)
Cash dividends paid on Common Shares......................    (4,738,000)     (4,527,000)     (4,333,000)
Cash dividends paid on Redeemable Preferred Stock.........      (256,000)       (244,000)       (228,000)
Proceeds from the issuance of Restricted Stock............        27,000          24,000
Proceeds from exercise of stock options...................        71,000       1,373,000       2,446,000
Borrowings under life insurance policies..................       450,000         464,000      11,779,000
                                                            ------------    ------------    ------------
Net cash (used in) provided by financing activities.......   (21,303,000)     10,537,000          64,000
Effect of exchange rate changes on cash...................   (11,902,000)     (3,525,000)      4,214,000
                                                            ------------    ------------    ------------
Increase (decrease) in cash and cash equivalents..........    38,068,000     (21,828,000)    (35,764,000)
Cash and cash equivalents at beginning of year............   112,485,000     134,313,000     170,077,000
                                                            ------------    ------------    ------------
Cash and cash equivalents at end of year..................  $150,553,000    $112,485,000    $134,313,000
                                                            ============    ============    ============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Commissions and Fees and Accounts Receivable

     Income derived from advertising placed with media is generally recognized based upon the publication or broadcast dates. Income resulting from expenditures billable to clients is generally recognized when billed. Payroll costs are expensed as incurred. Accounts receivable include both the income recognized as well as the actual media and production costs which are paid for by the Company and rebilled to clients at the Company's cost.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturities of those instruments.

  Investments in and Advances to Nonconsolidated Affiliated Companies

     The Company generally carries its investments in nonconsolidated affiliated companies on the equity method. Certain investments which are not material in the aggregate are carried on the cost method.

  Fixed Assets

     Depreciation of furniture, fixtures and equipment is provided for over their estimated useful lives ranging from three to ten years and has been computed principally by the straight-line method. Amortization of leaseholds and leasehold improvements is provided for principally over the terms of the related leases, which are not in excess of the lives of the assets.

  Foreign Currency Translation

     Primarily all balance sheet accounts of the Company's foreign operations are translated at the exchange rate in effect at each year end and statement of income accounts are translated at the average exchange rates prevailing during the year. Resulting translation adjustments are made directly to a separate component of stockholders' equity. Foreign currency transaction gains and losses are reported in income. During 1997, 1996 and 1995, foreign currency transaction gains and losses were not material.

  Intangibles

     The excess of purchase price over underlying net equity of certain consolidated subsidiaries and nonconsolidated affiliated companies at the date of acquisition ("goodwill") is amortized by the straight-line

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES method over periods of up to twenty years. The amounts of goodwill, net of accumulated amortization, associated with consolidated subsidiaries (included in Other Assets) and nonconsolidated investments (included in Investments in and Advances to Nonconsolidated Affiliated Companies) were $59,851,000 and $3,685,000 in 1997, and $46,084,000 and $5,592,000 in 1996, respectively.

     Annually, the Company assesses the carrying value of its goodwill and the respective periods of amortization. As part of the evaluation, the Company considers a number of factors including actual operating results, the impact of gains and losses of major local clients, the impact of any loss of key local management staff and any changes in general economic conditions. The Company quantifies the recoverability of goodwill based on each agency's estimated future non-discounted cash flows over the applicable remaining amortization periods. This requires management to make certain specific assumptions with respect to future revenue and expense levels. Where multiple investments had been made in a single company, a weighted average amortization period is used. Charges to reflect permanent impairment are recorded to the extent that the unamortized book value of the goodwill exceeds the future cumulative discounted cash flows.

  Income Taxes

     The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides appropriate foreign withholding taxes on unremitted earnings of consolidated and nonconsolidated foreign companies.

  Marketable Securities

     The Company considers all its investments in marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, based on publicly quoted market prices, with unrealized gains and losses reported as a separate component of stockholders' equity.

  Stock-Based Compensation

     As permitted by Financial Accounting Standards Statement No. 123, Accounting for Stock-Based Compensation, the Company accounts for stock-based awards in accordance with APB Opinion No. 25, Accounting For Stock Issued to Employees. No compensation expense is recorded for options granted at fair market value at the date of grant. The excess of the fair market value of Restricted Stock over the cash consideration received is amortized, as compensation, over the period of restriction. The future obligation to issue stock, pursuant to the Company's Senior Management Incentive Plan, is included in Paid-In Additional Capital and results in periodic charges to compensation.

  Earnings Per Share

     In 1997, the Company adopted Financial Accounting Standards Statement No. 128, Earnings Per Share and, accordingly, has restated the earnings per share amount for all prior periods, including pro forma information. The computation of basic earnings per common share is based on the weighted average number of common shares outstanding and for diluted earnings per common share includes adjustments for the effect of the assumed exercise of dilutive stock options, shares issuable pursuant to the Company's Senior Management Incentive Plan (see Note L(1)) and the assumed conversion of the 8 1/2% Convertible Subordinated Debentures. Also, for the purpose of computing earnings per common share, the Company's net income is adjusted by dividends on the Preferred Stock and by the increase or decrease in redemption value of the Preferred Stock.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

B.  FOREIGN OPERATIONS

     The following financial data is applicable to consolidated foreign subsidiaries:

                                               1997            1996            1995
                                           ------------    ------------    ------------
Current assets...........................  $489,242,000    $429,863,000    $395,016,000
Current liabilities......................   480,514,000     452,220,000     408,541,000
Other assets -- net of other
  liabilities............................    79,391,000      62,363,000      56,312,000
Net income...............................     8,921,000       9,276,000       9,384,000

     Consolidated retained earnings at December 31, 1997 includes equity in unremitted earnings of nonconsolidated foreign companies of approximately $10,488,000.

C.  OTHER INCOME -- NET

     Details of other income -- net are:

                                                1997            1996           1995
                                            ------------    ------------    -----------
Interest income...........................  $ 13,826,000    $ 12,211,000    $12,183,000
Interest expense..........................   (11,095,000)    (10,065,000)    (8,928,000)
Gains from the sale of a non-consolidated
  affiliated company, a non-marketable
  investment security and marketable
  securities..............................       599,000       4,911,000
Dividends from affiliates.................        83,000         151,000        217,000
Income (expense) -- net...................       958,000         (48,000)       615,000
                                            ------------    ------------    -----------
                                            $  4,371,000    $  7,160,000    $ 4,087,000
                                            ============    ============    ===========

D.  FIXED ASSETS

     Components of fixed assets -- at cost are:

                                                    1997             1996
                                                -------------    -------------
Furniture, fixtures and equipment.............  $ 145,116,000    $ 131,329,000
Leaseholds and leasehold improvements.........     59,333,000       51,705,000
                                                -------------    -------------
                                                  204,449,000      183,034,000
Accumulated depreciation and amortization.....   (116,443,000)    (104,811,000)
                                                -------------    -------------
                                                $  88,006,000    $  78,223,000
                                                =============    =============

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

E.  MARKETABLE SECURITIES

     The marketable securities, by type of investment, held by the Company at December 31, 1997 and 1996 are as follows:

                                                       1997           1996
                                                    -----------    -----------
Maturities of one year or less:
  U.S. Treasury Securities........................  $   995,000    $ 2,506,000
  Money market funds..............................   14,406,000     22,556,000
  Corporate bonds.................................                   3,626,000
                                                    -----------    -----------
                                                     15,401,000     28,688,000
                                                    -----------    -----------
Maturities greater than one year:
  U.S. Treasury Securities........................   32,310,000     49,355,000
  Government National Mortgage Association
     Securities...................................    1,622,000      4,920,000
  Corporate bonds.................................   23,408,000     13,144,000
                                                    -----------    -----------
                                                     57,340,000     67,419,000
                                                    -----------    -----------
                                                    $72,741,000    $96,107,000
                                                    ===========    ===========

     At December 31, 1997, the Company had unrealized gains of $748,000 related primarily to investments in corporate bonds and unrealized losses of $559,000 primarily related to investments in U.S. Treasury Securities and Money Market Funds. At December 31, 1996 the Company had unrealized losses of $870,000, principally related to the investments in U.S. Treasury Securities. At December 31, 1997 and 1996, the Company's investments in marketable securities, classified as non-current, had an average maturity of approximately 7 and 6 years, respectively.

F.  CREDIT ARRANGEMENTS AND LONG-TERM DEBT

     The Company maintains committed lines of credit of $51,000,000 with various domestic banks and may draw against the lines on unsecured demand notes at rates below the applicable bank's prime interest rate. These lines of credit, which are renewable annually, were partially utilized during both 1997 and 1996 by selected foreign subsidiaries in the amount of $3,000,000 and $26,000,000 at the end of each respective year. The weighted average interest rate related to the debt associated with the committed lines of credit was 6.92% and 7.11% at December 31, 1997 and 1996, respectively. The Company had $19,455,000 and $60,004,000 outstanding under other uncommitted lines of credit at December 31, 1997 and 1996, respectively. The weighted average interest rate for the borrowings under the uncommitted lines of credit was 6.64% and 6.94% at December 31, 1997 and 1996, respectively. The carrying amount of the debt outstanding under both the committed and uncommitted lines of credit approximates fair value because of the short maturities of the underlying notes. Occasionally, the Company enters into foreign currency contracts for known cash flows related to the repatriation of earnings from its international subsidiaries. The term of each foreign currency contract entered into in 1997 was for less than three months. At December 31, 1997, there were no foreign currency contract transactions open. In addition, the Company had no derivative contracts outstanding at December 31, 1997, and did not enter into any derivative contracts during 1997.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     Long-term debt at December 31, 1997 and 1996 is as follows:

                                                       1997           1996
                                                    -----------    -----------
Term loans........................................  $75,000,000    $30,000,000
Convertible debentures............................    3,025,000      3,025,000
                                                    -----------    -----------
Long-term debt....................................  $78,025,000    $33,025,000
                                                    ===========    ===========

     During 1997, the Company repaid the 7.68%, $30,000,000 loan it had taken down in 1993 from the Prudential Insurance Company ("Prudential") and, in turn, borrowed $75,000,000 in December 1997 at a fixed interest rate of 6.94% with principal repayable in equal installments of $25,000,000 in December 2003, 2004 and 2005. The terms of the loan agreement require, inter alia, that the Company meet certain cash flow requirements and limit its incurrence of additional indebtedness to certain specified amounts. At December 31, 1997, the Company was in compliance with all of these covenants. The fair value of the Prudential debt is estimated to be $75,000,000 and $30,275,000 at December 31, 1997 and 1996,
respectively. This estimate was determined using a discounted cash flow analysis using current interest rates for debt having similar terms and remaining maturities.

     The remaining portion of long-term debt consists of 8 1/2% Convertible Subordinated Debentures, due December 31, 2003, which are currently convertible into 8.50 shares of Common Stock and an equal number of shares of Limited Duration Class B Common Stock (Class B Common Stock), subject to certain adjustments, for each $1,000 principal amount of such debentures. The debentures were issued in exchange for cash and a $3,000,000, 9% promissory note from the Chairman and Chief Executive Officer of the Company, payable on December 31, 2004 (included in Other Assets at December 31, 1997 and 1996). During each of the years 1997, 1996 and 1995, the Company paid to the officer interest of $257,000 pursuant to the terms of the debentures and the officer paid to the Company interest of $270,000 pursuant to the terms of the 9% promissory note.

     The scheduled repayment of long-term debt is as follows:

              YEARS ENDING
              DECEMBER 31                    AMOUNT
              ------------                 -----------
  2003..................................   $28,025,000
  2004..................................    25,000,000
  2005..................................    25,000,000
                                           -----------
                                           $78,025,000
                                           ===========

     During 1997 and 1996, the Company borrowed against the cash surrender value of the life insurance policies that it owns on the life of its Chairman and Chief Executive Officer. The amounts borrowed at December 31, 1997 and 1996 are $16,428,000 and $14,733,000, respectively, with an interest rate 7.30% in each year, and are carried as a reduction of the related cash surrender value that is included in Other Assets. Of the amounts borrowed in 1997 and 1996, the Company received $450,000 and $464,000 in cash, respectively, and $1,245,000 was used in each year to pay premiums on the underlying life insurance policies.

     For the years 1997, 1996 and 1995, the Company made interest payments of $11,969,000, $10,065,000 and $8,934,000, respectively.

G.  REDEEMABLE PREFERRED STOCK

     As of December 31, 1997 and 1996, the Company had outstanding 20,000 shares of Series I Preferred Stock, 5,000 shares each of Series II and Series III Preferred Stock, and 2,000 shares of Series 1 Preferred Stock. The holder of the Series I, Series II and Series III Preferred Stock is the Chairman and Chief

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

Executive Officer of the Company, and the Series 1 Preferred Stock is held by a former employee. The terms of each class of Preferred Stock, including the basic economic terms relating thereto, are essentially the same, except with respect to the redemption date of each series. The redemption date for the Series I, Series II and Series III Preferred Stock is fixed at April 7, 2004, unless redeemed earlier under circumstances described below. The terms of the Series I, Series II and Series III Preferred Stock also give the holder, his estate or legal representative, as the case may be, the option to require the Company to redeem his Preferred Stock for a period of 12 months following his (i) death,
(ii) permanent disability or permanent mental disability, (iii) termination of full-time employment for good reason or (iv) termination of full-time employment by the Company without cause. The Company is obligated to redeem the Series 1 Preferred Stock in 1998.

     Each share of Preferred Stock is to be redeemed by the Company at a price equal to the book value per share attributable to one share of Common Stock and one share of Class B Common Stock (subject to certain adjustments) upon redemption, less a fixed discount established upon the issuance of the Preferred Stock. The holders of each class of Preferred Stock are entitled to receive cumulative preferential dividends at the annual rate of $.25 per share, and to participate in dividends on one share of the Common Stock and one share of the Class B Common Stock to the extent such dividends exceed the per share preferential dividend. In connection with his ownership of the Series I, Series II and Series III Preferred Stock, the holder issued to the Company full recourse promissory notes totaling $763,000 (included in Other Assets at December 31, 1997 and 1996) with a maturity date of April 2004. The interest paid by the senior executive to the Company in 1997, 1996 and 1995 pursuant to the terms of these notes was approximately $70,000 in each year.

     In accordance with the terms of the respective Certificates of Designation and Terms of each Series of Preferred Stock ("Certificates"), the Board of Directors determined the change in redemption value would not reflect a 1994 write-off of goodwill but rather reflect amortization as if the Company had continued to write-off goodwill in accordance with historical amortization schedules.

     Following the distribution of Class B Common Stock, the holders of the Preferred Stock became entitled to eleven votes per share on all matters submitted to the vote of stockholders. The holder of the Series I Preferred Stock is entitled, as well, to vote as a single class to elect or remove one-quarter of the Board of Directors, to approve the merger or consolidation of the Company or the sale by it of all or substantially all of its assets, and to approve the authorization or issuance of any other class of Preferred Stock having equivalent voting rights.

     In the event of the liquidation of the Company, holders of Preferred Stock are entitled to a preferential liquidation distribution of $1.00 per share in addition to all accrued and unpaid preferential dividends.

     The total carrying value of the Preferred Stock (applicable to those shares outstanding at each respective year end) increased by $662,000, $1,112,000 and $1,470,000 in 1997, 1996 and 1995, respectively. The change in carrying value represents the change in aggregate redemption value during those periods. This change is referred to as "Additional Capital Applicable to Redeemable Preferred Stock" in the respective Certificates.

H.  COMMON STOCK

     The Company has authorized and outstanding two classes of common stock, Common Stock and Class B Common Stock, each having a $1 par value per share. The Class B Common Stock has the same dividend and liquidation rights as the Common Stock, and a holder of each share of Class B Common Stock is entitled to ten votes on all matters submitted to stockholders. The shares of Class B Common Stock are restricted as to transferability and upon transfer, except to specified limited classes of transferees, will convert into shares of Common Stock which have one vote per share. The Class B Common Stock will automatically convert to Common Stock on April 3, 2006.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

I.  RESTRICTED STOCK AND STOCK OPTION PLANS

     The Company's 1994 Stock Incentive Plan ("Stock Incentive Plan") is the Company's active restricted stock and stock option plan. The Stock Incentive Plan replaced the Restricted Stock Plan, the Executive Growth Plan, the Incentive Stock Option Plan and the Nonqualified Stock Option Plan (collectively, the "Prior Plans"), and any shares available for granting of awards under the Prior Plans are no longer available for such awards. Options granted pursuant to the Prior Plans remain outstanding and in full force, and shares reserved thereunder remain so for such purposes.

STOCK INCENTIVE PLAN

     Under the Stock Incentive Plan, awards in the form of incentive or nonqualified stock options or restricted stock are available to be granted through June 2003 to officers and other key employees. A maximum of 250,000 shares of Common Stock are available for grant under the Stock Incentive Plan. Stock options cannot be granted at a price less than 100% of the fair market value of the shares on the date of grant. A committee of the Board of Directors ("Committee") determines the terms and conditions under which the awards may be granted, vest or are exercisable. Options must be exercised within ten years of the date of grant. Shares of restricted stock may be sold to participants at a purchase price determined by the Committee (which may be less than fair market value per share).

     Under the Prior Plans, nonqualified and incentive stock options were granted to employees eligible to receive options at prices not less than 100% of the fair market value of the shares on the date of grant. Options must be exercised within ten years of grant and for only specified limited periods beyond termination of employment. There were 1,200 shares reserved for issuance under the Prior Plans at December 31, 1997.

NONQUALIFIED OPTIONS

     Transactions involving nonqualified options under the Stock Incentive and Prior Plans were:

                                                              NUMBER      WEIGHTED AVERAGE
                                                             OF SHARES     EXERCISE PRICE
                                                             ---------    ----------------
Outstanding, December 31, 1994.............................    36,399           $112
Granted....................................................    84,174            151
Exercised..................................................   (21,965)            95
Forfeited..................................................      (284)           165
                                                              -------           ----
Outstanding, December 31, 1995.............................    98,324            149
Granted....................................................    47,100            229
Exercised..................................................    (9,884)           130
Forfeited..................................................       (66)           118
                                                              -------           ----
Outstanding, December 31, 1996.............................   135,474            178
Granted....................................................     8,450            260
Exercised..................................................         0              0
Forfeited..................................................    (1,500)           189
                                                              -------           ----
Outstanding, December 31, 1997.............................   142,424           $183
                                                              =======           ====

     There were 50,133, 33,400 and 23,283 options exercisable at December 31, 1997, 1996 and 1995, respectively. The weighted average fair value of the options granted during 1997, 1996 and 1995 was $101, $77 and $51, respectively.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     The remaining weighted average contractual life of options outstanding as of December 31, 1997 and the weighted average exercise price for options exercisable at December 31, 1997 are as follows:

                                               OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                   -------------------------------------------    -----------------------
                                                      WEIGHTED        WEIGHTED                   WEIGHTED
            RANGE OF                NUMBER OF         AVERAGE         AVERAGE      NUMBER OF     AVERAGE
            EXERCISE                 SHARES          REMAINING        EXERCISE      SHARES       EXERCISE
             PRICES                OUTSTANDING    CONTRACTUAL LIFE     PRICE      EXERCISABLE     PRICE
            --------               -----------    ----------------    --------    -----------    --------
$131-142.........................      1,200         2.2 years          $133           133         $141
 149-171.........................     85,974         6.6 years           157        40,000          149
 188-196.........................      7,400         8.0 years           195             0            0
 235.............................     39,400         8.8 years           235        10,000          235
 251-290.........................      8,450         9.6 years           260             0            0
                                     -------                                        ------
Total............................    142,424                                        50,133
                                     =======                                        ======

  Incentive Stock Options

     Transactions involving outstanding incentive stock options under the plans were:

                                                             NUMBER OF SHARES OF    WEIGHTED AVERAGE
                                                                COMMON STOCK         EXERCISE PRICE
                                                             -------------------    ----------------
Outstanding, December 31, 1994.............................         5,000                 $99
Exercised..................................................        (3,570)                 99
                                                                   ------
Outstanding, December 31, 1995.............................         1,430                  99
Exercised..................................................          (714)                 99
                                                                   ------
Outstanding, December 31, 1996.............................           716                  99
Exercised..................................................          (716)                 99
                                                                   ------
Outstanding, December 31, 1997.............................             0
                                                                   ======

     As of December 31, 1996, there were no incentive stock options which were exercisable. As of December 31, 1995, options to acquire 714 shares of Common Stock were exercisable.

  Restricted Stock

     In 1997, 3,000 shares of Restricted Stock were issued at prices between $1 and $93.50 per share. In 1996, 250 shares of Restricted Stock were issued at a price of $97.75 per share. All stock is issued with restrictions as to transferability expiring after five years. No shares of Restricted Stock were issued in 1995. During 1995, the restrictions lapsed on 5,000 shares of Common Stock. No restrictions lapsed in either 1997 or 1996.

     Compensation to employees under the Stock Incentive and Prior Plans of $756,000 in 1997, $98,000 in 1996 and $106,000 in 1995, representing the unamortized excess of the market value of restricted stock over any cash consideration received, is carried as a reduction of Paid-In Additional Capital and is charged to income ($140,000 in 1997, $33,000 in 1996, and $133,000 in
1995) over the related required period of service of the respective employees.

  Pro Forma Information

     Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The approximate fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions for the years 1997, 1996 and 1995, respectively; risk-free interest

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES rates of 6.70%, 6.16% and 7.85%; dividend yields of 1.40%, 1.73% and 2.37%;
volatility factors of the expected market price of the Company's Common Stock of
 .19, .17 and .17; and a weighted-average expected life for the options of 10.0,
10.0 and 9.4 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restriction and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                 1997           1996           1995
                                              -----------    -----------    -----------
Pro forma net income........................  $29,689,000    $27,861,000    $22,493,000
Pro forma earnings per share:
  Basic.....................................       $24.41         $22.38         $17.44
  Diluted...................................       $21.39         $19.87         $15.72

     The pro forma information for 1997, 1996 and 1995 is not necessarily indicative of future year calculations because options issued prior to 1995 have not been valued for purposes of the pro forma calculation.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

J.  COMPUTATION OF EARNINGS PER COMMON SHARE

     The following table shows the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock.

                                                           FOR THE YEAR ENDED DECEMBER 31
                                                      -----------------------------------------
                                                         1997           1996           1995
                                                      -----------    -----------    -----------
BASIC EARNINGS PER SHARE
Weighted-average shares.............................    1,180,146      1,185,841      1,195,314
                                                      -----------    -----------    -----------
Net Income..........................................  $30,451,000    $28,602,000    $23,438,000
Effect of dividend requirements and the change in
  redemption value of redeemable preferred stock....     (917,000)    (1,356,000)    (1,698,000)
                                                      -----------    -----------    -----------
Net earnings used in computation....................  $29,534,000    $27,246,000    $21,740,000
                                                      -----------    -----------    -----------
Per share amount....................................  $     25.03    $     22.98    $     18.19
                                                      ===========    ===========    ===========
DILUTED EARNINGS PER SHARE
Weighted-average shares used in Basic...............    1,180,146      1,185,841      1,195,314
Net effect of dilutive stock options and stock
  incentive plans(1)................................      124,289        102,378         93,947
Assumed conversion of 8.5% convertible subordinated
  debentures issued December 1983...................       51,017         50,892         51,000
                                                      -----------    -----------    -----------
Adjusted weighted-average shares....................    1,355,452      1,339,111      1,340,261
                                                      -----------    -----------    -----------
Net Income used in Basic............................  $29,534,000    $27,246,000    $21,740,000
8.5% convertible subordinated debentures interest
  net of income tax effect..........................      139,000        139,000        139,000
                                                      -----------    -----------    -----------
Net earnings used in computation....................  $29,673,000    $27,385,000    $21,879,000
                                                      -----------    -----------    -----------
Per share amount....................................       $21.89         $20.45         $16.32
                                                      ===========    ===========    ===========

---------------
(1) Includes 92,391, 85,350 and 69,260 shares for 1997, 1996 and 1995, respectively, expected to be issued pursuant to the terms of the Senior Management Incentive Plan.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

K.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. At December 31, 1997 and 1996, the Company had deferred tax assets and deferred tax liabilities as follows:

                                                            DEFERRED TAX ASSETS (LIABILITIES)
                                                            ----------------------------------
                                                                 1997               1996
                                                            ---------------    ---------------
Deferred compensation.....................................    $27,966,000        $23,056,000
Accrued expenses..........................................      3,315,000          2,613,000
Safe harbor lease and depreciation........................     (1,225,000)        (3,415,000)
Tax on unremitted foreign earnings and other..............     (3,414,000)        (2,978,000)
                                                              -----------        -----------
Net deferred tax assets...................................    $26,642,000        $19,276,000
                                                              ===========        ===========
Included in:
  Other current assets....................................    $ 6,779,000        $ 4,426,000
  Intangibles and other assets............................     19,863,000         14,850,000
                                                              -----------        -----------
                                                              $26,642,000        $19,276,000
                                                              ===========        ===========

     The components of income of consolidated companies before taxes on income are as follows:

                                                 1997           1996           1995
                                              -----------    -----------    -----------
Domestic....................................  $40,476,000    $36,553,000    $26,704,000
Foreign.....................................   28,815,000     29,140,000     27,623,000
                                              -----------    -----------    -----------
                                              $69,291,000    $65,693,000    $54,327,000
                                              ===========    ===========    ===========

     Provisions (benefits) for Federal, foreign, state and local income taxes consisted of the following:

                                 1997                        1996                        1995
                       -------------------------   -------------------------   -------------------------
                         CURRENT      DEFERRED       CURRENT      DEFERRED       CURRENT      DEFERRED
                       -----------   -----------   -----------   -----------   -----------   -----------
Federal..............  $16,763,000   $(3,989,000)  $16,285,000   $(3,890,000)  $13,607,000   $(4,248,000)
Foreign..............   15,171,000    (1,204,000)   13,677,000      (280,000)   10,167,000     2,888,000
State and local......    9,151,000    (2,173,000)    8,735,000    (2,915,000)    6,191,000    (1,639,000)
                       -----------   -----------   -----------   -----------   -----------   -----------
                       $41,085,000   $(7,366,000)  $38,697,000   $(7,085,000)  $29,965,000   $(2,999,000)
                       ===========   ===========   ===========   ===========   ===========   ===========

     The effective tax rate varied from the statutory Federal income tax rate as follows:

                                                              1997    1996    1995
                                                              ----    ----    ----
Statutory Federal tax rate..................................  35.0%   35.0%   35.0%
State and local income taxes, net of Federal income tax
  benefits..................................................   6.6     5.8     5.4
Difference in foreign tax rates.............................   4.7     4.3     6.5
Withholding tax on unremitted foreign earnings..............   0.9     0.6     0.5
Other -- net................................................   1.5     2.4     2.2
                                                              ----    ----    ----
                                                              48.7%   48.1%   49.6%
                                                              ====    ====    ====

     During the years 1997, 1996 and 1995, the Company made income tax payments of $39,689,000, $36,513,000 and $21,368,000, respectively.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     The tax benefit resulting from the difference between compensation expense deducted for tax purposes and compensation expense charged to income for restricted stock and nonqualified stock options is recorded as an increase to Paid-In Additional Capital.

L. RETIREMENT PLANS, DEFERRED COMPENSATION, EXECUTIVE OFFICER LOANS, LEASES AND CONTINGENCIES

     1. The Company's Profit Sharing Plan is available to employees of the Company and qualifying subsidiaries meeting certain eligibility requirements. This plan provides for contributions by the Company at the discretion of the Board of Directors, subject to maximum limitations. The Company also maintains a noncontributory Employee Stock Ownership Plan covering eligible employees of the Company and specified, qualifying subsidiaries, under which the Company may make contributions (in stock or cash) to an Employee Stock Ownership Trust (ESOT) in amounts each year as determined at the discretion of the Board of Directors. The Company made only cash contributions to the ESOT in 1997, 1996 and 1995. The Company and the ESOT have certain rights to purchase shares from participants whose employment has terminated. In addition to the two plans noted above, a number of subsidiaries maintain separate profit sharing and retirement arrangements. Furthermore, the Company also provides additional retirement and deferred compensation benefits to certain officers and employees.

     The Company maintains a Senior Management Incentive Plan ("Plan") in which deferred compensation is granted to senior executive or management employees deemed important to the continued success of the Company. The Plan operates as an ongoing series of individual five year plans. The latest plan in the series commenced in 1993 and ended on December 31, 1997. Individuals with 5 years of participation in the current plan are vested in their awards. Those participants who commenced participation after 1993 will vest in their awards five years from the year of their initial participation. The amount recorded as an expense related to the Plan amounted to $8,377,000, $8,211,000 and $6,873,000 in 1997,
1996 and 1995, respectively. Approximately $1,113,000, $5,634,000 and $5,223,000
of plan expense incurred in 1997, 1996 and 1995, respectively, will be payable in Common Stock in accordance with the terms of the plan. The awards payable in Common Stock were converted at the fair value of the Common Stock on the date of grant into an equivalent number of shares of Common Stock. The future obligation to issue Common Stock related to these stock awards has been reflected as an increase to Paid-In Additional Capital. At December 31, 1997, approximately 96,000 shares are payable in Common Stock pursuant to the Plan of which approximately 87,000 shares are vested. Stock and cash awards which are vested under the Plan will be distributed in 1998.

     In 1995, the Company and its Chairman and Chief Executive Officer entered into an agreement extending the term of his employment agreement with the Company through December 31, 2002. This agreement further provides for the deferral of certain compensation otherwise payable to the Chairman and Chief Executive pursuant to his employment agreement and the payment of such deferred compensation into a trust, commonly referred to as a rabbi trust, established with United States Trust Company of New York. The purpose of the trust arrangement is to ensure the Company's ability to deduct compensation paid to the Chairman and Chief Executive Officer without the application of Section 162(m) of the Internal Revenue Code ("Section"). The Section, under certain circumstances, denies a tax deduction to an employer for certain compensation expenses in excess of $1,000,000 per year paid by a publicly-held corporation to certain of its executives. Amounts deferred and paid into the trust, as adjusted for the earnings and gains or losses on the trust assets, will be paid to the Chairman and Chief Executive Officer or to his estate, as the case may be, upon the expiration of his employment agreement, or the termination of his employment by reason of death or disability.

     At December 31, 1997 and 1996, the value of the trust was $10,400,000 and $5,648,000, respectively, and is included in Other Assets and the Company's related deferred compensation obligation for the same amount is included in Other Liabilities.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     Expenses related to the foregoing plans and benefits aggregated $33,230,000 in 1997, $36,140,000 in 1996 and $29,307,000 in 1995.

     2. Pursuant to an employment agreement, dated December 21, 1990, an executive officer of the Company borrowed $1,000,000 from the Company. One-fifth of the principal amount of the loan was forgiven by the Company each December 31, beginning with December 31, 1991, as the officer continued to be employed by the Company on those dates. In 1994, the executive officer entered into a new employment agreement. Pursuant to that agreement, the executive officer borrowed an additional $600,000 from the Company repayable at December 31, 1998, except that one-third of the principal amount of the loan is forgiven by the Company each December 31, beginning with December 31, 1996, provided that the officer continues to be employed by the Company on those dates. In 1997, 1996 and 1995, the Company has included in each year $200,000 of compensation expense, representing the amount of loan forgiven each year. As of December 31, 1997 and 1996, the remaining loan balance was $200,000 and $400,000, respectively, and is included in Other Assets.

     In addition, a second executive officer has outstanding loans with the Company totaling $825,000 and $875,000 as of December 31, 1997 and 1996, respectively, which are reflected in Other Assets. The first of these loans, granted in 1994, was for $50,000 and was forgiven on December 31, 1997. Two other loans for $125,000 and $200,000 were made in 1995 and are repayable with accrued interest in December 1999 and May 1999, respectively. The loan for $125,000 is forgivable on December 31, 1999 provided that the executive officer is employed by the Company on that date. During 1996, the Company made two additional loans to this executive officer for $175,000 and $325,000 which are repayable with accrued interest in December 2003.

     In connection with a 1992 exercise of the stock options, the Company received a cash payment of $67,000 and a note from the Chairman and Chief Executive Officer of the Company in the amount of $3,170,000, due in December 2001, at a fixed interest rate of 6.06%. In addition, and in accordance with the terms of the option agreement, the holder of the options issued to the Company a promissory note in the principal amount of $2,340,000 bearing interest at the rate of 6.06%, payable in December 2001, to settle his obligation to provide the Company with funds necessary to pay the required withholding taxes due upon the exercise of the options. A portion of the second note ($1,556,000) equal to the tax benefit received by the Company upon exercise and the full amount of the note for $3,170,000 are reflected in a separate component of stockholders' equity. The interest paid to the Company by the holder pursuant to the terms of the two notes issued in connection with the option exercise was $334,000 in 1997, 1996 and 1995.

     3. Rental expense amounted to approximately $41,239,000 in 1997, $41,104,000 in 1996 and $36,445,000 in 1995. Approximate minimum rental commitments, excluding escalations, under noncancellable operating leases are as follows:

1998...........................................  $ 34,929,000
1999...........................................    34,328,000
2000...........................................    38,371,000
2001...........................................    36,641,000
2002...........................................    35,600,000
Beyond 2002....................................   135,179,000
                                                 ------------
                                                 $315,048,000
                                                 ============

     4. The Company is not involved in any pending legal proceedings not covered by insurance or by adequate indemnification or which, if decided adversely, would have a material effect on the results of operations, liquidity or financial position of the Company.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

M.  INDUSTRY SEGMENT AND RELATED INFORMATION

     Commissions and fees and operating profit by geographic area for the years ended December 31, 1997, 1996 and 1995, and related identifiable assets at December 31, 1997, 1996 and 1995 are summarized below (000s omitted):

                                      UNITED STATES                    WESTERN EUROPE                      OTHER
                              ------------------------------   ------------------------------   ----------------------------
                                1997       1996       1995       1997       1996       1995       1997      1996      1995
                              --------   --------   --------   --------   --------   --------   --------   -------   -------
Commissions and fees........  $382,288   $338,496   $303,826   $380,675   $370,888   $337,726   $ 95,789   $56,114   $46,667
                              ========   ========   ========   ========   ========   ========   ========   =======   =======
Operating profit............  $ 32,570   $ 26,174   $ 21,368   $ 30,534   $ 30,279   $ 27,212   $  1,816   $ 2,080   $ 1,660
                              ========   ========   ========   ========   ========   ========   ========   =======   =======
Other income-net............
Income of consolidated
 companies before taxes on
 income.....................
Identifiable assets.........  $581,557   $549,160   $464,067   $457,099   $445,038   $406,757   $142,945   $77,473   $71,916
                              ========   ========   ========   ========   ========   ========   ========   =======   =======
Investments in and advances
 to nonconsolidated
 affiliated companies.......
       Total assets.........

                                         CONSOLIDATED
                              ----------------------------------
                                 1997         1996        1995
                              ----------   ----------   --------
Commissions and fees........  $  858,752   $  765,498   $688,219
                              ==========   ==========   ========
Operating profit............  $   64,920   $   58,533   $ 50,240
Other income-net............       4,371        7,160      4,087
                              ----------   ----------   --------
Income of consolidated
 companies before taxes on
 income.....................  $   69,291   $   65,693   $ 54,327
                              ==========   ==========   ========
Identifiable assets.........  $1,181,601   $1,071,671   $942,740
Investments in and advances
 to nonconsolidated
 affiliated companies.......      18,386       17,723     20,693
                              ----------   ----------   --------
       Total assets.........  $1,199,987   $1,089,394   $963,433
                              ==========   ==========   ========

     Commissions and fees from one client amounted to 12.8%, 13.2% and 13.8% of the consolidated total in 1997, 1996 and 1995, respectively.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Grey Advertising Inc.

     We have audited the accompanying consolidated balance sheets of Grey Advertising Inc. and consolidated subsidiary companies as of December 31, 1997 and 1996, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grey Advertising Inc. and consolidated subsidiary companies at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP

                                          --------------------------------------
                                          ERNST & YOUNG LLP

New York, New York
February 8, 1998